================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                   -----------------------------------------

                                    FORM 11-K

            (MARK ONE)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE Y
EAR ENDED DECEMBER 31, 1997  COMMISSION FILE NUMBER 1-9553

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


                             VIACOM INVESTMENT PLAN
                   -----------------------------------------
                            (Full title of the plan)


                                   VIACOM INC.
                   -----------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                                  1515 BROADWAY
                            NEW YORK, NEW YORK 10036
                   -----------------------------------------
                    (Address of principal executive offices)



================================================================================

                              VIACOM INVESTMENT PLAN
                               FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

                                      INDEX

                                                                           PAGES

(a) Financial Statements:

       Report of Independent Accountants...................................    1

       Statement of net assets available for benefits, with fund
           information at December 31, 1997................................  2-3

       Statement of net assets available for benefits, with fund
           information at December 31, 1996................................  4-5

       Statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1997...........  6-7

       Statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1996...........  8-9

       Notes to financial statements.......................................10-19


                                                                       SCHEDULES
      Additional information:

           Item 27a - Schedule of assets held for investment purposes
                at December 31, 1997.................................      I

           Item 27d - Schedule of reportable transactions
                for the year ended December 31, 1997.................      II


      All other schedules are omitted as not applicable or not required.

(b) Exhibit:

      I - Consent of Independent Accountants

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                             VIACOM INVESTMENT PLAN

Date:  June 26, 1998                    By: /s/ Barbara Mickowski
                                           --------------------------------
                                                Barbara Mickowski
                                        Member of the Retirement Committee

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and
Administrator of the
Viacom Investment Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Viacom Investment Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, effective January 1, 1997, the Savings and Investment Plan for Employees of PVI Transmission and Paramount Distribution Inc. merged with and into the Plan. Effective January 1, 1996, the Paramount Communication Inc. Employees' Savings Plan, Prentice Hall Computer Publishing Division Retirement Plan and Blockbuster Entertainment Retirement and Savings Plan were merged with and into the Plan.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I and Schedule II as listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedule I and Schedule II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP

New York, New York
June 26, 1998

                            VIACOM INVESTMENT PLAN
       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                              DECEMBER 31, 1997
                            (CONTINUED ON PAGE 3)

                                                                           PARTICIPANT DIRECTED
                                         ------------------------------------------------------------------------------------------
                                                                                    Putnam       Certus      Putnam
                                             Putnam       Putnam     Putnam Fund  U.S. Gov't    Interest      Money
                                            Voyager       Vista     for Growth &    Income       Income      Market     Europacific
                                              Fund         Fund        Income       Trust         Fund        Fund      Growth Fund
                                              ----         ----        -------      -----         ----        ----      -----------
ASSETS:

Investments, at fair value:
   Registered investment companies.....  $ 123,864,587  $ 3,598,512  $86,556,539  $ 1,392,901              $   420,028  $27,128,767
   Viacom Inc. common stock............
   Investments in other................
   Loans to participants...............

Investments, at contract value:
   Plan's interest in Master Trust.....                                                        $88,386,734
                                         -------------  ----------- ------------  ----------- ------------  -- -------- ----------

           Total investments...........    123,864,587    3,598,512   86,556,539    1,392,901   88,386,734     420,028   27,128,767

Cash and cash equivalents..............

  Receivables:
    Investment income..................
    Contributions:
      Employer ........................
      Employee ........................        329,028                   196,148                    93,187                  108,548
                                         -------------  ----------- ------------  ----------- ------------ ----------- ------------

Net assets available for benefits......  $ 124,193,615  $ 3,598,512 $ 86,752,687  $ 1,392,901 $ 88,479,921 $   420,028 $ 27,237,315
                                         =============  =========== ============  =========== ============ =========== ============



                                 See accompanying notes to financial statements.

                             VIACOM INVESTMENT PLAN
       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1997
                                   (CONTINUED)

                                                         PARTICIPANT DIRECTED
                                   ------------------------------------------------------------------
                                                     Putnam       Putnam       Putnam      Viacom Inc.
                                   George Putnam   Investors     S&P 500       Income     Common Stock
                                   Fund of Boston     Fund      Index Fund      Fund          Fund
                                   --------------     ----      ----------      ----          ----
ASSETS:

Investments, at fair value:
  Registered investment companies..  $29,379,679   $67,246,352   $7,531,954  $26,727,666
  Viacom Inc. common stock.........                                                       $ 36,968,097
  Investments in other.............                                                            277,540
  Loans to participants............

Investments, at contract value:
  Plan's interest in Master Trust..
                                     -----------   -----------  -----------  -----------  ------------

           Total investments.......   29,379,679    67,246,352    7,531,954   26,727,666    37,245,637
                                     -----------   -----------  -----------  -----------  ------------

Cash and cash equivalents..........                                                             73,882

  Receivables:
    Investment income..............
    Contributions:
      Employer ....................
      Employee ....................       65,052       179,470      44,056        54,570       110,470
                                     -----------   -----------  ----------   -----------  ------------

Net assets available for benefits..  $29,444,731   $67,425,822  $7,576,010   $26,782,236  $ 37,429,989
                                     ===========   ===========  ==========   ===========  ============

                                                         NON-PARTICIPANT
                                                             DIRECTED
                                                             --------
                                                          Viacom Inc.
                                              Loan        Common Stock
                                              Fund            Fund             Total
                                              ----            ----             -----
ASSETS:

Investments, at fair value:
  Registered investment companies..                                         $373,846,985
  Viacom Inc. common stock.........                        $144,000,630      180,968,727
  Investments in other.............                             587,525          865,065
  Loans to participants............         $18,725,328                       18,725,328

Investments, at contract value:
  Plan's interest in Master Trust..                                           88,386,734
                                         -------------    ------------     ------------
           Total investments.......          18,725,328     144,588,155      662,792,839
                                          -------------    ------------     ------------

Cash and cash equivalents..........                             649,791          723,673

  Receivables:
    Investment income..............              52,046                           52,046
    Contributions:
      Employer ....................                             390,980          390,980
      Employee ....................                                            1,180,529
                                          -------------    ------------     ------------
Net assets available for benefits..         $18,777,374    $145,628,926     $665,140,067
                                          =============    ============     ============

                     See accompanying notes to financial statements.

                                 VIACOM INVESTMENT PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                   DECEMBER 31, 1996
                                  (CONTINUED ON PAGE 5)

                                                                              PARTICIPANT DIRECTED
                                        -----------------------------------------------------------------------------
                                                                                           Putnam         Certus
                                            Putnam          Putnam       Putnam Fund     U.S. Gov't      Interest
                                           Voyager          Vista       for Growth &       Income         Income
                                             Fund            Fund          Income          Trust           Fund
                                             ----            ----          -------         -----           ----
ASSETS:

Investments, at fair value:
   Registered investment companies....  $ 103,723,011     $ 6,774,257    $68,536,260     $ 2,571,476
   Viacom Inc. common stock...........
   Investments in other...............
   Loans to participants..............

Investments, at contract value:
   Plan's interest in Master Trust....                                                                  $98,881,919
                                          -----------     -----------    -----------     -----------  -------------
           Total investments..........    103,723,011       6,774,257     68,536,260       2,571,476     98,881,919
                                          -----------     -----------  -------------   -------------  -------------

Cash and cash equivalents.............                                                                       34,550

  Receivables:
    Investment income.................
    Contributions:
      Employer .......................
      Employee .......................        452,451                        240,849                        125,782
                                        -------------   -------------  -------------   -------------  -------------


Net assets available for benefits.....   $104,175,462     $ 6,774,257    $68,777,109     $ 2,571,476    $99,042,251
                                         ============   =============  =============   =============  =============

                                                  Putnam
                                                   Money
                                                  Market     Europacific
                                                   Fund      Growth Fund
                                                   ----      -----------
ASSETS:

Investments, at fair value:
   Registered investment companies....        $   936,423    $21,502,001
   Viacom Inc. common stock...........
   Investments in other...............
   Loans to participants..............

Investments, at contract value:
   Plan's interest in Master Trust....
                                            -------------     ----------
           Total investments..........            936,423     21,502,001
                                            -------------     ----------

Cash and cash equivalents.............

  Receivables:
    Investment income.................
    Contributions:
      Employer .......................
      Employee .......................                           146,244
                                            -------------  -------------


Net assets available for benefits.....        $   936,423    $21,648,245
                                            =============  =============

                   See accompanying notes to financial statements.

                              VIACOM INVESTMENT PLAN
          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 DECEMBER 31, 1996
                                    (CONTINUED)

                                                           PARTICIPANT DIRECTED
                                    -------------------------------------------------------------------------
                                                        Putnam          Putnam        Viacom Inc.
                                    George Putnam      Investors        Income       Common Stock        Loan
                                    Fund of Boston       Fund            Fund            Fund            Fund
                                    --------------       ----            ----            ----            ----
ASSETS:

Investments, at fair value:
  Registered investment companies     $23,675,858     $44,743,659     $24,263,868
  Viacom Inc. common stock......                                                      $ 29,149,838
  Investments in other..........                                                           158,582
  Loans to participants.........                                                                       $19,433,712

Investments, at contract value:
  Plan's interest in Master Trust
                                   --------------   -------------   ------------    --------------   -------------

           Total investments....       23,675,858      44,743,659     24,263,868        29,308,420      19,433,712
                                   --------------   -------------   ------------    --------------   -------------

Cash and cash equivalents.......

  Receivables:
    Investment income...........                                                                           102,776
    Contributions:
      Employer .................
      Employee .................           96,173         209,189         72,064           328,861
                                   --------------   -------------   ------------    --------------   -------------


Net assets available for benefits    $23,772,031      $44,952,848     $24,335,932     $ 29,637,281     $19,536,488
                                   =============    =============   =============   ==============   =============

                                     NON-PARTICIPANT
                                        DIRECTED
                                        --------
                                       Viacom Inc.
                                      Common Stock
                                          Fund              Total
                                          ----              -----

ASSETS:

Investments, at fair value:
  Registered investment companies
  Viacom Inc. common stock......                         $296,726,813
  Investments in other..........         $117,477,020     146,626,858
  Loans to participants.........              319,024         477,606
                                                           19,433,712
Investments, at contract value:
  Plan's interest in Master Trust                          98,881,919
                                        ----------       ------------

           Total investments              117,796,044     562,146,908
                                         ------------    ------------
Cash and cash equivalents.......            1,459,798       1,494,348

  Receivables:
    Investment income...........                              102,776
    Contributions:
      Employer .................              635,957         635,957
      Employee .................                            1,671,613
                                         ------------    ------------
Net assets available for benefits        $119,891,799    $566,051,602
                                         ============    ============

                See accompanying notes to financial statements.

                             VIACOM INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1997
                              (CONTINUED ON PAGE 7)

                                                                       PARTICIPANT DIRECTED
                                             ---------------------------------------------------------------------------
                                                                                                             Certus
                                                  Putnam           Putnam        Putnam Fund      Putnam       Interest
                                                 Voyager           Vista        for Growth &    U.S. Gov't      Income
                                                   Fund             Fund           Income      Income Trust      Fund
                                                   ----             ----           ------      ------------      ----
Additions (deductions) to net assets
  attributed to:

    Contributions:
        Employer.........................
        Employer.........................     $15,237,925                     $ 9,051,632                   $ 4,035,240
        Rollover ........................       1,253,913                       1,234,566                       318,501

    Investment income....................       7,568,210      $   302,842     11,542,266     $   142,967

    Plan's interest in Master Trust
      investment income..................                                                                     5,592,790

    Net appreciation (depreciation) in
    fair  value of investments...........      19,762,227          748,941      5,801,340          38,504

    Interfund transfers and loan
       activity, net.....................      (7,993,298)         119,781      1,950,838         (60,566)       33,768
                                            --------------   -------------  -------------   ---------------------------
       Total additions ..................      35,828,977        1,171,564     29,580,642         120,905     9,980,299
                                            -------------    -------------  -------------   ------------- -------------
  Deductions to net assets attributed to:

    Participants benefits paid...........      19,319,034        4,347,150     13,219,441       1,299,424    20,742,100

    Plan expenses........................          25,943              159         14,910              56       398,529
                                            -------------    -------------  -------------   ------------- -------------
       Total deductions..................      19,344,977        4,347,309     13,234,351       1,299,480    21,140,629
                                            -------------    -------------  -------------   ------------- -------------
       Net increase (decrease)...........      16,484,000       (3,175,745)    16,346,291      (1,178,575)  (11,160,330)

Transfer from other plans................       3,534,153                       1,629,287                       598,000

Net assets available for benefits,
       beginning of year.................     104,175,462        6,774,257     68,777,109       2,571,476    99,042,251
                                            -------------    -------------  -------------   ------------- -------------

Net assets available for benefits, end
       of year...........................     $124,193,615     $ 3,598,512    $86,752,687     $ 1,392,901   $88,479,921
                                            ==============   =============  =============   ============= =============

                                                     Putnam
                                                      Money
                                                      Market   Europacific
                                                       Fund    Growth Fund
                                                       ----    -----------
Additions (deductions) to net assets
  attributed to:

    Contributions:
        Employer.........................
        Employee.........................                     $ 5,289,605
        Rollover ........................                         621,377

    Investment income....................            $38,045    2,306,223

    Plan's interest in Master Trust
      investment income..................
    Net appreciation (depreciation) in
    fair  value of investments...........                         (76,754)

    Interfund transfers and loan
       activity, net.....................           178,178      (373,384)
                                              ------------- -------------
       Total additions ..................           216,223     7,767,067
                                              ------------- -------------
  Deductions to net assets attributed to:

    Participants benefits paid...........           732,601     2,585,677

    Plan expenses........................                17         8,563
                                              ------------- -------------
       Total deductions..................           732,618     2,594,240
                                              ------------- -------------
       Net increase (decrease)...........          (516,395)    5,172,827

Transfer from other plans................                         416,243

Net assets available for benefits,
       beginning of year.................           936,423    21,648,245
                                              ------------- -------------
Net assets available for benefits, end
       of year...........................       $   420,028   $27,237,315
                                              ============= =============

             See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1997
                                  (CONTINUED)

                                                                   PARTICIPANT DIRECTED
                                       ---------------------------------------------------------------------------------
                                                          Putnam         Putnam        Putnam       Viacom Inc.
                                       George Putnam     Investors       S&P 500       Income      Common Stock      Loan
                                       Fund of Boston      Fund        Index Fund       Fund           Fund          Fund
                                       --------------      ----        ----------       ----           ----          ----
Additions (deductions) to net
  assets attributed to:

Contributions:
    Employer........................
    Employee........................     $ 3,096,688    $ 7,466,756    $   574,415    $ 2,814,084    $5,421,655
    Rollover .......................         318,277        835,957        328,835        205,401       199,626

Investment income...................       2,787,771      6,284,907                     1,767,018        17,871    $ 1,496,199

Plan's interest in Master Trust
    investment income...............

Net appreciation (depreciation) in
    fair value of investments.......       2,452,942     10,582,763        385,476        400,588     6,416,988

Interfund transfers and loan                (432,508)     1,331,396      6,460,173       (290,815)   (1,060,681)       890,810
    activity, net...................   -------------   ------------  -------------   ------------  ------------  -------------

    Total additions.................       8,223,170     26,501,779      7,748,899      4,896,276    10,995,459      2,387,009
                                       -------------   ------------  -------------   ------------  ------------  -------------

Deductions to net assets
  attributed to:

Participants benefits paid..........       2,685,838      5,212,775        172,386      2,709,200     3,975,336      3,399,436

Plan expenses.......................           7,408         22,947            503          4,972         1,829
                                       -------------   ------------  -------------   ------------  ------------  -------------
    Total deductions................       2,693,246      5,235,722        172,889      2,714,172     3,977,165      3,399,436
                                       -------------   ------------  -------------   ------------  ------------  -------------
    Net increase (decrease)........        5,529,924     21,266,057      7,576,010      2,182,104     7,018,294     (1,012,427)

Transfer from other plans...........         142,776      1,206,917                       264,200       774,414        253,313

Net assets available for benefits,
       beginning of year............      23,772,031     44,952,848             --     24,335,932    29,637,281     19,536,488
                                       -------------   ------------  -------------   ------------  ------------  -------------

Net assets available for benefits,
       end of year..................     $29,444,731    $67,425,822    $ 7,576,010    $26,782,236   $37,429,989    $18,777,374
                                       =============   ============  =============   ============  ============  =============

                                         NON-PARTICIPANT
                                             DIRECTED
                                         ---------------
                                            Viacom Inc.
                                           Common Stock
                                               Fund          Total
                                               ----          -----
Additions (deductions) to net
  assets attributed to:

Contributions:
    Employer........................       $15,519,294    $15,519,294
    Employee........................                       52,988,000
    Rollover .......................                        5,316,453

Investment income...................           100,105     34,354,424

Plan's interest in Master Trust
    investment income...............                        5,592,790

Net appreciation (depreciation) in
    fair value of investments.......        23,352,432     69,865,447

Interfund transfers and loan                  (753,692)            --
    activity, net...................     ------------- -------------

    Total additions.................        38,218,139    183,636,408
                                         -------------  -------------

Deductions to net assets
  attributed to:

Participants benefits paid..........        12,409,115     92,809,513

Plan expenses.......................           794,578      1,280,414
                                         -------------  -------------
    Total deductions................        13,203,693     94,089,927
                                         -------------  -------------
    Net increase /(decrease)........        25,014,446     89,546,481

Transfer from Other Plans...........           722,681      9,541,984

Net assets available for benefits,
       beginning of year............       119,891,799    566,051,602
                                         -------------  -------------

Net assets available for benefits,
       end of year..................      $145,628,926   $665,140,067
                                         ============== ==============

                   See accompanying notes to the financial statements.

                            VIACOM INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                         YEAR ENDED DECEMBER 31, 1996
                             (CONTINUED ON PAGE 9)

                                                                         PARTICIPANT DIRECTED
                                            -----------------------------------------------------------------------------
                                               Putnam            Putnam        Putnam Fund       Putnam      Certus Interest
                                              Voyager            Vista        for Growth &     U.S. Gov't        Income
                                                Fund              Fund           Income       Income Trust        Fund
                                                ----              ----           ------       ------------        ----
Additions (deductions) to net assets attributed to:

    Contributions:
        Employer........................
        Employee........................     $17,435,967      $   317,304    $ 9,388,501     $   139,236     $ 5,678,874
        Rollover .......................       1,537,860              697        895,958             595         641,378

    Investment income...................       6,573,080          409,017      5,676,256         191,344          44,493

    Plan's interest in Master Trust
      investment income.................                                                                       7,921,747

    Net appreciation (depreciation) in
      fair value of investments........        2,080,593         917,468      4,664,371          (83,062)

    Interfund transfers and loan
      activity, net.....................      40,519,891      (15,337,929)    25,561,052      (6,882,355)   (104,418,825)
                                           -------------    -------------- -------------   --------------  ---------------

       Total additions (deductions) ....      68,147,391      (13,693,443)    46,186,138      (6,634,242)    (90,132,333)
                                           -------------    -------------- -------------   --------------  --------------
Deductions to net assets
  attributed to:

    Participants benefits paid..........       8,691,971        1,495,393      5,402,906         643,280      20,685,857

    Plan expenses.......................          20,498            1,372         13,085             474         561,890
                                           -------------    -------------  -------------   -------------   -------------
       Total deductions.................       8,712,469        1,496,765      5,415,991         643,754      21,247,747
                                           -------------    -------------  -------------   -------------   -------------
       Net increase (decrease)..........      59,434,922      (15,190,208)    40,770,147      (7,277,996)   (111,380,080)

Transfer from other plans...............                                                                     184,024,476

Net assets available for benefits,
       beginning of year................      44,740,540       21,964,465     28,006,962       9,849,472      26,397,855
                                           -------------    -------------  -------------   -------------   -------------

Net assets available for benefits, end
       of year..........................    $104,175,462      $ 6,774,257    $68,777,109     $ 2,571,476     $99,042,251
                                           =============    =============  =============   =============   =============

                                              Putnam Money
                                                 Market        Europacific
                                                  Fund         Growth Fund
                                                  ----         -----------
Additions (deductions) to net assets
   attributed to:

    Contributions:
        Employer........................
        Employee........................      $    62,331     $ 5,193,637
        Rollover .......................                          477,640

    Investment income...................           49,612         988,394

    Plan's interest in Master Trust
      investment income.................

    Net appreciation (depreciation) in
      fair value of investments.........                        1,274,334

    Interfund transfers and loan
      activity, net.....................       (2,652,926)     14,768,009
                                            --------------  -------------

       Total additions (deductions) ....       (2,540,983)     22,702,014
                                            --------------  -------------
Deductions to net assets
  attributed to:

    Participants benefits paid..........          131,437       1,049,840

    Plan expenses.......................           (6,415)          3,929
                                            --------------  -------------
       Total deductions.................          125,022       1,053,769
                                            -------------   -------------
       Net increase (decrease)..........       (2,666,005)     21,648,245

Transfer from other plans...............

Net assets available for benefits,
       beginning of year................        3,602,428              --
                                            -------------   -------------

Net assets available for benefits, end
       of year..........................      $   936,423     $21,648,245
                                            =============   =============

                 See accompanying notes to the financial statements.

                             VIACOM INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1996
                                   (CONTINUED)

                                                               PARTICIPANT DIRECTED
                                     --------------------------------------------------------------------------
                                                           Putnam                        Viacom Inc.
                                       George Putnam      Investors     Putnam Income    Common Stock       Loan
                                      Fund of Boston         Fund            Fund            Fund           Fund
                                      --------------         ----            ----            ----           ----
Additions (deductions) to net
  assets attributed to:

    Contributions:
        Employer..................
        Employee..................     $ 3,231,336     $ 7,436,535      $ 3,125,323    $ 6,963,348
        Rollover .................         310,195         777,827          270,701        567,246

    Investment income.............       2,164,454       5,272,581        1,279,460          3,658    $ 1,460,785

    Plan's interest in Master Trust
      investment income...........

    Net appreciation (depreciation)
      in fair value of investments      1,563,741       1,094,806          229,300     (9,323,759)

    Interfund transfers and loan
       activity, net..............      (9,457,601)     28,386,402       19,380,355      4,297,816       (344,315)
                                     --------------  -------------    -------------  -------------  --------------

       Total additions (deductions)     (2,187,875)     42,968,151       24,285,139      2,508,309      1,116,470
                                     --------------  -------------    -------------  -------------  -------------

Deductions to net assets
  attributed to:

    Participants benefits paid....       2,627,457       2,453,928        1,592,800      1,946,587      1,283,905

    Plan expenses.................           5,976          10,314            2,829            818
                                     -------------   -------------    -------------  -------------  -------------

       Total deductions...........       2,633,433       2,464,242        1,595,629      1,947,405      1,283,905
                                     -------------   -------------    -------------  -------------  -------------
       Net increase (decrease)....      (4,821,308)     40,503,909       22,689,510        560,904       (167,435)

Transfer from other plans.........      28,593,339       4,448,939        1,646,422     27,026,382     12,394,732

Net assets available for benefits,
       beginning of year..........              --              --               --      2,049,995      7,309,191
                                     -------------   -------------    -------------  -------------  -------------

Net assets available for benefits,
  end of year....................      $23,772,031     $44,952,848      $24,335,932    $29,637,281    $19,536,488
                                     =============   =============    =============  =============  =============

                                       NON-PARTICIPANT
                                          DIRECTED
                                       ---------------
                                           Viacom Inc.
                                          Common Stock
                                             Fund          Total
                                             ----          -----
Additions (deductions) to net
  assets attributed to:

    Contributions:
        Employer..................       $19,415,202   $19,415,202
        Employee..................                      58,972,392
        Rollover .................                       5,480,097

    Investment income.............           191,459    24,304,593

    Plan's interest in Master Trust
      investment income...........                       7,921,747

    Net appreciation (depreciation)
      in fair value of investments       (44,784,901)  (42,367,109)

    Interfund transfers and loan
       activity, net..............         6,180,426            --
                                        ------------  ------------

       Total additions (deductions)      (18,997,814)   73,726,922
                                        ------------  ------------
Deductions to net assets
  attributed to:

    Participants benefits paid....        12,887,934    60,893,295

    Plan expenses.................           503,878     1,118,648
                                        ------------  ------------

       Total deductions...........        13,391,812    62,011,943
                                        ------------  ------------
       Net increase /(decrease)...       (32,389,626)   11,714,979

Transfer from Other Plans.........       120,763,783   378,898,073

Net assets available for benefits,
       beginning of year..........        31,517,642   175,438,550
                                        ------------  ------------

Net assets available for benefits,
  end of year....................       $119,891,799  $566,051,602
                                        ============  ============

                See accompanying notes to the financial statements.

                            VIACOM INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION:

The following is a brief description of the Viacom Investment Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan is a defined contribution plan offered on a voluntary basis to substantially all employees of Viacom International Inc. (the "Company"), a wholly-owned subsidiary of Viacom Inc.

Effective January 1, 1997, the Savings and Investment Plan for Employees of PVI Transmission and Paramount Distribution Inc. (the "SIP Plan") merged with and into the Plan. Effective January 1, 1996, the Company merged the following defined contribution plans sponsored by subsidiaries of Viacom Inc., with and into the Plan: Paramount Communications Inc. Employees' Savings Plan
("PCI Savings Plan"), Prentice Hall Computer Publishing Division Retirement Plan, and Blockbuster Entertainment Retirement and Savings Plan (collectively, the "Merged Plans"). Effective January 1, 1996, the Plan was amended and restated, including amendments to reflect the Plan mergers, to change the method used to determine employer matching contributions, to change the vesting schedule and to change the funds available for investment of employee contributions.

Eligible employees may become participants in the Plan following the attainment of age 21 and completion of twelve months of employment service, generally measured from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee (the "Administrator") appointed by the Board of Directors of the Company. Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

INVESTMENT AND PARTICIPANT ACCOUNTS

Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of Plan assets.

Effective January 1, 1997, Plan participant accounts in the Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam Investors Fund and the Putnam Income Fund were converted to a class of shares that are subject to a lower annual fund expense.

                             VIACOM INVESTMENT PLAN

Plan participants have the option of investing their contributions or existing account balances among the following funds:

GROWTH
------
PUTNAM S&P 500 INDEX FUND (EFFECTIVE JULY 1, 1997)

This fund is a collective investment trust that invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. The fund is designed to achieve a return, before the assessment of any fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index.

PUTNAM INVESTORS FUND

This fund seeks long-term growth of capital and any increased income that results from this growth from a portfolio primarily consisting of quality common stocks.

PUTNAM VOYAGER FUND

This fund invests in a combination of stocks of smaller companies expected to grow over time as well as stocks of larger, more established corporations which provides the opportunity for capital growth while also providing current income.

EUROPACIFIC GROWTH FUND


This fund, a registered investment company, is managed by the Capital Research and Management Company and invests in stocks of companies outside of the United States.

VIACOM INC. COMMON STOCK FUND


This fund invests in shares of Viacom Inc. Class B Common Stock.

GROWTH AND INCOME
-----------------

GEORGE PUTNAM FUND OF BOSTON

This fund seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income.

PUTNAM FUND FOR GROWTH & INCOME

This fund seeks capital growth and current income investors seeking long-term growth of capital from a portfolio primarily consisting of attractively priced stocks.

INCOME
------

PUTNAM INCOME FUND

This fund seeks high current income consistent with what the Trustee believes to be prudent risk. This fund invests in a variety of bonds, including corporate bonds from creditworthy companies.

                             VIACOM INVESTMENT PLAN

CAPITAL PRESERVATION
--------------------

CERTUS INTEREST INCOME FUND

This fund is managed by Certus Financial Corporation and seeks to preserve principal and minimize market volatility while offering a competitive and predictable rate of return. This fund invests in guaranteed investment contracts and synthetic investment contracts. Synthetic investments contracts consist of benefit responsive wrapper contract backed by investments which are held in the trust and owned by the Plan.

Each of the funds, except for the Certus Interest Income Fund, the Europacific Growth Fund and the Viacom Inc. Common Stock Fund are registered investment companies managed by Putnam Management Company, Inc. and, therefore, are identified as parties-in-interest. The Viacom Inc. Common Stock Fund is also identified as a party-in-interest as it invests in shares of Viacom Inc. Class B Common Stock.

Participants employed by the Company's former cable operations have the option of investing their existing account balances only in the investment funds available at December 31, 1995 as follows: Putnam Fund for Growth & Income, Putnam Voyager Fund, Certus Interest Income Fund, Viacom Inc. Common Stock Fund, Putnam Vista Fund, Putnam U.S. Government Income Trust and the Putnam Money Market Fund. As of June 30, 1996, such participants were no longer eligible to contribute to the Plan.

Investment elections are required to be in multiples of 5% and can be changed at any time. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, to the extent participants exercise control over the investment of contributions, neither the Plan nor any other Plan fiduciary will be responsible for any losses which may occur.

Effective January 1, 1994, the Company and certain affiliated companies entered into a master trust agreement (the "Master Trust") with the Trustee for the purpose of permitting the commingling of certain investments of the Plan, affiliated companies' plans, and, effective October 1, 1995, a separate Collective Bargaining Plan (the "CBP"). Through December 31, 1996, the Master Trust held assets for the Plan, the SIP Plan and CBP Plan. The Master Trust currently holds assets for the Plan and the CBP Plan. The Master Trust assets are managed by Certus. However, the Trustee records the activity of each plan separately in order to distinguish the specific assets available to each plan. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust. Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions or disbursements attributable to specific participating plans. Note 7 sets forth the Plan's proportionate interest in the Master Trust, and certain financial information of the Master Trust.

Employer matching contributions are currently invested entirely in Viacom Inc. Class B Common Stock.

                             VIACOM INVESTMENT PLAN

LOANS TO PARTICIPANTS

The Loan Fund is a separate fund established solely for the purpose of administering loans to participants. Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the prime commercial rate. Effective January 1, 1996, only one loan may be outstanding at one time. Participants who had one or two outstanding loans from the PCI Savings Plan must continue to pay off the PCI Savings Plan loans while participating in the Plan and may not take out additional loans until the PCI Savings Plan loans are completely repaid. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principle residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest to the Loan Fund are specifically identified in the respective participants' accounts within each fund.

CONTRIBUTIONS

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. The Employer's matching contribution is equal to (i) 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less at a specified date or (ii) 50% of the first 5% of annual compensation contributed on a before tax basis if base pay is greater than $65,000.

The IRC limits the amount of annual contributions that can be made on a before-tax basis; the limit was $10,000 and $9,500 for 1997 and 1996, respectively. Compensation recognized under the plan may not exceed $160,000 for 1997 and $150,000 for 1996. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans equal to the lesser of $30,000 or 25% of compensation. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the IRC.

VESTING

Participants in the Plan are immediately vested in their own contributions and earnings thereon. After January 1, 1996, the employer's matching contribution vests at 20% per year of service, becoming fully vested after five years of service. Employees who on December 31, 1995 were participants in the Plan or the Merged Plans are covered by the vesting schedules in effect at that time if they were more favorable. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and used to reduce future employer matching contributions or defray administrative expenses. Employer matching contributions of $785,420 and $579,468 during the years ended December 31, 1997 and December 31, 1996, respectively, were forfeited by terminating employees before those amounts became vested and were used to pay Plan expenses and reduce future Employer matching contributions.

                             VIACOM INVESTMENT PLAN

 DISTRIBUTIONS AND WITHDRAWALS

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability, or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 even if they are still employed.

Participants who have been in the Plan or affiliated plans at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who have participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal including earnings thereon. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2 participants may withdraw all or part of their before-tax contributions and earnings thereon. All of these withdrawal elections are subject to a provision that a participant can make only one such request during each calendar year.

A participant may obtain a hardship withdrawal of employer matching contributions and before-tax contributions (including the pre-1989 earnings thereon) provided that the requirements for hardship are met. There is no restriction on the number of hardship withdrawals permitted.

PLAN EXPENSES

The Company pays for expenses incurred in connection with the administration of the Plan and the investment of Plan assets, to the extent not covered by forfeitures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ACCOUNTING METHOD

The accrual method of accounting is used for financial statement presentation. Certain previously reported amounts have been reclassified to conform with the current presentation.

                             VIACOM INVESTMENT PLAN

INVESTMENT VALUATION AND INCOME RECOGNITION

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Inc. Class A Common Stock and Class B Common Stock are reported at fair value based on the quoted market price of the stock on the American Stock Exchange, Inc. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts and synthetic investment contracts held by the Master Trust are reported at contract value. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, which approximate market value. The loans outstanding as of December 31, 1997 and 1996 carry interest rates ranging from 6.5% to 12.5% Cash and cash equivalents are valued at cost plus accrued interest, which approximate market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

SECURITY TRANSACTIONS

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                             VIACOM INVESTMENT PLAN

NOTE 3 - INVESTMENTS:

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

                                                                                       AT DECEMBER 31,
                                                                              --------------------------------------
                                                                                  1997                      1996
                                                                                  ----                      ----
      Viacom Inc. Class B Common Stock...............................         $173,098,699              $138,004,114
      Putnam Voyager Fund............................................          123,864,587               103,723,011
      Plan's interest in Master Trust................................           88,386,734                98,881,919
      Putnam Fund for Growth & Income................................           86,556,539                68,536,260
      Putnam Investors Fund..........................................           67,246,352                44,743,659

During 1997 and 1996 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------------
                                                                                    1997                    1996
                                                                                    ----                    ----
     Putnam Voyager Fund.............................................        $    19,762,227           $     2,080,593
     Putnam Vista Fund...............................................                748,941                   917,468
     Putnam Fund for Growth & Income.................................              5,801,340                 4,664,371
     Putnam U.S. Government Income Trust.............................                 38,504                   (83,062)
     Europacific Growth Fund.........................................                (76,754)                1,274,334
     George Putnam Fund of Boston....................................              2,452,942                 1,563,741
     Putnam Investors Fund...........................................             10,582,763                 1,094,806
     Putnam S&P 500 Index Fund.......................................                385,476                        --
     Putnam Income Fund..............................................                400,588                   229,300
     Viacom Inc. Common Stock........................................             29,769,420               (54,108,660)
                                                                             ---------------           ----------------

         Net appreciation (depreciation).............................        $    69,865,447           $(  42,367,109)
                                                                             ===============           ===============

                             VIACOM INVESTMENT PLAN

The Plan uses daily valuations and assigns units to participants within each of the respective funds. Total units, net asset value per unit and total net assets available for benefits in each fund at December 31, 1997 and 1996 were as follows:

                                                                             NET ASSET           TOTAL NET
                                                                           AVAILABLE FOR           ASSET
                                                                              BENEFITS         AVAILABLE FOR
                         FUND                             TOTAL UNITS         PER UNIT            BENEFITS
                         ----                             -----------         --------            --------
DECEMBER 31, 1997:
PARTICIPANT DIRECTED:
    Putnam Voyager Fund............................          6,421,181         19.34               $124,193,615
    Putnam Vista Fund..............................            300,378         11.98                  3,598,512
    Putnam Fund for Growth & Income..............            4,425,181         19.60                 86,752,687
    Putnam U. S. Government Income Trust...........            106,491         13.08                  1,392,901
    Certus Interest Income Fund....................         88,479,921          1.00                 88,479,921
    Putnam Money Market Fund.......................            420,028          1.00                    420,028
    Europacific Growth Fund........................          1,042,612         26.12                 27,237,315
    George Putnam Fund of Boston...................          1,631,298         18.05                 29,444,731
    Putnam Investors Fund..........................          5,982,771         11.27                 67,425,822
    Putnam S&P 500 Index Fund......................            333,715         22.70                  7,576,010
    Putnam Income Fund.............................          3,753,886          7.13                 26,782,236
    Viacom Inc. Common Stock Fund..................            893,848         41.88                 37,429,989
    Loan Fund......................................               --            --                   18,777,374
NON-PARTICIPANT DIRECTED:
    Viacom Inc. Common Stock Fund..................          3,481,278         41.83                145,628,926
                                                                                                   ------------
                                                                                                   $665,140,067
                                                                                                   ============
DECEMBER 31, 1996:
PARTICIPANT DIRECTED:
    Putnam Voyager Fund............................          6,434,430        $16.19               $104,175,462
    Putnam Vista Fund..............................            648,254         10.45                  6,774,257
    Putnam Fund for Growth & Income................          3,803,344         18.08                 68,777,109
    Putnam U. S. Government Income Trust...........            200,427         12.83                  2,571,476
    Certus Interest Income Fund....................         99,042,251          1.00                 99,042,251
    Putnam Money Market Fund.......................            936,423          1.00                    936,423
    Europacific Growth Fund........................            825,730         26.22                 21,648,245
    George Putnam Fund of Boston...................          1,443,650         16.47                 23,772,031
    Putnam Investors Fund..........................          4,858,161          9.25                 44,952,848
    Putnam Income Fund.............................          3,461,322          7.03                 24,335,932
    Viacom Inc. Common Stock Fund..................            837,331         35.39                 29,637,281
    Loan Fund......................................                                                  19,536,488
NON-PARTICIPANT DIRECTED:
    Viacom Inc. Common Stock Fund..................          3,354,559         35.74                119,891,799
                                                                                                   ------------
                                                                                                   $566,051,602
                                                                                                   ============

                             VIACOM INVESTMENT PLAN

NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the December 31, 1997 financial statements to the Form 5500:

     Net assets available for benefits per the financial statements.........            665,140,067
     Amounts allocated to withdrawing participants..........................             (3,626,021)
                                                                                     --------------
     Net assets available for benefits per the Form 5500....................         $  661,514,046
                                                                                     ==============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:

     Benefits paid to participants per the financial statements.............         $   92,809,513
     Add: Amounts allocated to withdrawing participants
        at December 31, 1997................................................              3,626,021
     Less: Amounts allocated to withdrawing participants
        at December 31, 1996................................................             (1,463,976)
                                                                                     --------------
     Benefits paid to participants per the Form 5500........................         $   94,971,558
                                                                                     ==============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997 but are not paid as of that date.

NOTE 5 - INCOME TAX STATUS:

The Internal Revenue Service has determined that the Plan is qualified under
Section 401(a) of the Internal Revenue Code and that the Plan is exempt from Federal Income taxes under Section 501(a), which provides that earned income is taxable only upon distribution thereof. The Plan as amended and restated has a favorable determination letter from the IRS dated January 22, 1998. The Company is not aware of any course of action or series of events that may have occurred that might adversely affect the Plan's qualified status.

NOTE 6 - TERMINATION PRIORITIES:

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

                             VIACOM INVESTMENT PLAN

NOTE 7 - INVESTMENT IN MASTER TRUST:

The value of the Plan's interest in the total investments of the Master Trust was 99.4% and 98.4% at December 31, 1997 and 1996, respectively, and the allocated share of investment income was 99.1% and 98.9% for the respective years then ended.

The following table presents the contract value of investments of the Master
Trust:

                                                                        DECEMBER 31,
                                                            --------------------------------------
                                                                 1997                    1996
                                                                 ----                    ----
        Guaranteed investment contracts.................    $    41,304,438        $    52,807,733
        Synthetic investment contracts..................         41,580,832             41,701,819
        Putnam short-term investment fund...............          6,049,215              6,092,420
        Accrued plan expenses...........................                 --                 (2,091)
        Payable for investments purchased...............                 --               (146,511)
                                                            ---------------        ---------------
              Net Investments in Master Trust...........    $    88,934,485        $   100,453,370
                                                            ===============        ===============

Investment income of the Master Trust is as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                            --------------------------------------
                                                                 1997                     1996
                                                                 ----                     ----
     Investment Income:
        Guaranteed investment contracts.................    $     2,092,953        $     3,676,184
        Synthetic investment contracts..................          3,086,620              2,686,416
        Short-term investment fund......................            560,118              1,656,893
        Investment manager fees.........................            (97,518)               (64,046)
                                                            ---------------        ---------------
                  Net Investment Income.................    $     5,642,173        $     7,955,447
                                                            ===============        ===============

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation to a contract at market value. At December 31, 1997 and 1996, the fair value of such assets in the aggregate was $90,618,702 and $100,359,722, respectively, with an average yield of 6.42% and 6.31%, respectively. The return on assets for the year ended December 31, 1997 and 1996 was 6.61% and 6.18%, respectively. The synthetic investment contract interest rates are evaluated on a quarterly basis and may be reset when the expected cash flow characteristics of the underlying security change.

                                                                      SCHEDULE I

                           VIACOM INVESTMENT PLAN
          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1997

                                                                          (C) UNIT/ PRINCIPAL
                                                                             AMOUNT/SHARES/
                                                                              MATURITY AND         (D) COST OF        (E) CURRENT
        (B)  IDENTITY OF ISSUE, BORROWING LESSOR OR SIMILAR PARTY            INTEREST RATES        ACQUISITIONS           VALUE
             ----------------------------------------------------            --------------        ------------           -----
     REGISTERED INVESTMENT COMPANIES:
*      Putnam Voyager Fund.........................................             6,421,181            129,372,427       $123,864,587
*      Putnam Vista Fund...........................................               300,378              3,821,205          3,598,512
*      Putnam Fund for Growth & Income.............................             4,425,181             94,978,910         86,556,539
*      Putnam U.S. Government Income Trust.........................               106,491              1,377,142          1,392,901
*      Putnam Money Market Fund ...................................               420,028                420,028            420,028
       Europacific Growth Fund.....................................             1,042,612             26,481,515         27,128,767
*      George Putnam Fund of Boston................................             1,631,298             30,779,496         29,379,679
*      Putnam Investors Fund.......................................             5,982,771             71,522,136         67,246,352
*      Putnam S&P 500 Index Fund...................................               333,715              7,161,872          7,531,954
*      Putnam Income Fund..........................................             3,753,886             26,692,129         26,727,666

     COMMON STOCK FUND:
*      Viacom Inc. Class A Common Stock............................               192,538              5,747,872          7,870,028
*      Viacom Inc. Class B Common Stock............................             4,177,345            149,964,149        173,098,699
       Investments in Other........................................                 5,243                493,045            865,065

     PLAN'S INTEREST IN MASTER TRUST:
       Certus Interest Income Fund.................................            88,386,734             88,386,734         88,386,734

 *   LOANS TO PARTICIPANTS..........................................      Various maturities
                                                                          and interest rates                 ----        18,725,328
                                                                                                                      -------------

                                 TOTAL INVESTMENTS.................                                                    $662,792,839
                                                                                                                       ============


* Identified as a party-in-interest to the Plan.

                                                                    SCHEDULE  II

                             VIACOM INVESTMENT PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997


                                                                            Purchase         Selling         Lease
             Identity of Party Involved               Description of Asset    Price           Price          Rental
             --------------------------               --------------------    -----           -----          ------
SINGLE TRANSACTIONS:
Putnam Investors Fund.............................     5,383,206 units      $64,975,397                        N/A
                                                       5,393,571 units                       $64,992,622       N/A

George Putnam Fund of Boston......................     1,513,302 units      $28,722,473                        N/A
                                                       1,515,945 units                       $28,727,151       N/A

Putnam Fund for Growth & Income...................     3,700,933 units      $80,310,241                        N/A
                                                       3,706,347 units                       $80,316,541       N/A

Putnam Voyager Fund...............................     5,708,250 units     $115,706,331                        N/A
                                                       5,773,916 units                      $115,703,151       N/A

SERIES TRANSACTIONS:
Putnam Voyager Fund...............................     8,010,010 units     $158,364,351                        N/A
                                                       8,447,321 units                      $165,083,783       N/A

Putnam Fund for Growth & Income...................     5,596,957 units     $118,959,832                        N/A
                                                       5,156,020 units                      $110,266,204       N/A

George Putnam Fund of Boston......................     2,019,131 units      $37,678,541                        N/A
                                                       1,850,417 units                       $34,716,679       N/A

Putnam Investors Fund.............................     7,322,032 units      $85,942,415                        N/A
                                                       6,456,211 units                       $76,464,265       N/A

Putnam Income Fund................................     4,697,574 units      $33,453,837                        N/A
                                                       4,480,358 units                       $31,899,980       N/A

Viacom Inc. Class B..............................        900,102 units      $29,036,914                        N/A
                                                         742,869 units                       $24,087,732       N/A




                                                            Expenses                    Current Value
                                                            Incurred                     of Asset on
                                                              with         Cost of       Transaction        Net Gain
             Identity of Party Involved                    Transaction      Asset           Date             (Loss)
             --------------------------                    -----------      -----           ----             ------

SINGLE TRANSACTIONS:
Putnam Investors Fund.............................             N/A                          $64,975,397
                                                               N/A       $50,278,759        $64,992,622    $14,713,863

George Putnam Fund of Boston......................             N/A                          $28,722,473
                                                               N/A       $24,441,895        $28,727,151     $4,285,256

Putnam Fund for Growth & Income...................             N/A                          $80,310,241
                                                               N/A       $63,661,706        $80,316,541    $16,654,835

Putnam Voyager Fund...............................             N/A                         $115,706,331
                                                               N/A       $88,904,555       $115,703,151    $26,798,596

SERIES TRANSACTIONS:
Putnam Voyager Fund...............................             N/A                         $158,364,351
                                                               N/A      $129,817,490       $165,083,783    $35,266,293

Putnam Fund for Growth & Income...................             N/A                         $118,959,832
                                                               N/A       $88,569,019       $110,266,204    $21,697,185

George Putnam Fund of Boston......................             N/A                          $37,678,541
                                                               N/A       $29,969,642        $34,716,679     $4,747,037

Putnam Investors Fund.............................             N/A                          $85,942,415
                                                               N/A       $60,603,319        $76,464,265    $15,860,946

Putnam Income Fund................................             N/A                          $33,453,837
                                                               N/A       $31,135,214        $31,899,980      $764,766

Viacom Inc. Class B...............................             N/A                          $29,036,914
                                                               N/A       $26,680,482        $24,087,732   ($2,592,750)


                                                                       EXHIBIT I

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-42987, 333-34125, Nos. 33-41934, 33-56088,
33-59049, 33-59141, 33-55173, 33-55709 and 33-60943) of Viacom Inc. of our
report dated June 26, 1998, included in part (a) of this Form 11-K as listed in the accompanying index.

PRICE WATERHOUSE LLP

New York, New York
June 26, 1998